Exhibit 99.06

VOX COMPLETES ACQUISITION OF STRATEGIC NORTH AMERICAN ROYALTY PORTFOLIO

GEORGE TOWN, CAYMAN ISLANDS – January 21, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focussed royalty company, is pleased to announce that it has completed the acquisition of a portfolio of 5 royalties (the “Royalty Portfolio”) from Breakwater Resources Ltd. and affiliates thereof (“Breakwater”), as originally announced in the Vox press release dated November 10, 2020 (the

“Announcement”).

The Announcement included a nominal price allocation for two potential royalty rights subject to key documents being obtained by Vox. Subsequent to the Announcement, Vox entered into an amendment to the royalty portfolio sale and purchase agreement, pursuant to which an additional C$200,000 in Vox shares was added to the purchase price, relating to one of the potential royalty assets. The increase in the purchase price was a direct result of additional and improved documentation supporting the validity and enforceability of a royalty being presented to Vox by Breakwater.

Pursuant to the terms of the transaction documents, an affiliate of Breakwater was issued 252,878 Vox shares for the C$725,000 stock portion of the purchase price (the “Vox Shares”). The Vox Shares were issued at the trailing 30-day volume weighted average price prior to the closing date, being $2.8670 per Vox Share. Vox used current cash on hand to fund the C$400,001 cash consideration payable on closing of the transaction for total consideration of C$1,125,001 in cash and Vox Shares. For additional information, please refer to the Announcement at www.voxroyalty.com.

Royalty Portfolio

Asset	Operator	Location	Stage	Royalty

Lynn Lake	Alamos Gold Inc.	Manitoba, Canada	Development	2.0% Gross Proceeds*
(MacLellan^)
Montanore	Hecla Mining Company	Montana, USA	Development	US$0.20/ton

Kenbridge	Tartisan Nickel Corp.	Ontario, Canada	Exploration	1% NSR
			(2010 PEA)	(buyback for C$1.5M)

Lynn Lake	Corazon Mining Ltd	Manitoba, Canada	Exploration	2% Gross Proceeds*
(Nickel)

West Malartic	Agnico Eagle Mines	Québec, Canada	Exploration	0.66% NSR
(Chibex South)	Limited

* Payable after recovery by the operator of initial capital costs.

^ Vox notes that the Lynn Lake (MacLellan) royalty covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.

Certain royalties in the portfolio were subject to rights of first refusal (“ROFR”) typical for a purchase and sale transaction of this nature. Royalties included in the Announcement that were not included at closing due to the exercise of a ROFR or other conditions not being satisfied to Vox’s discretion include the Eau Jaune and Toe-On exploration royalties.

In the course of seeking operator consents and the execution of assignment deeds, the Company has received correspondence that, in the opinion of Galway Metals Inc., the Estrades royalty does not affect any of the mining titles held by Galway Metals Inc. Although the Company has been assigned the royalty rights held by Breakwater pertaining to the certain mining titles in the vicinity of the Estrades project operated by Galway, the Company acknowledges the possibility that certain mining titles held by Galway may not be covered by the royalty. The Company intends to validate the status and application of the Estrades royalty to the extent possible as a post-closing exercise.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 40 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 15 separate transactions to acquire over 40 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Executive Vice President, North America	Chief Executive Officer
spencer@voxroyalty.com	info@voxroyalty.com

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the Royalty Portfolio (including expectations for the royalties underlying the Royalty Portfolio) and the ability of various operating partners to further develop mining projects.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical Notes:

For more information on the Lynn Lake (MacLellan) project, please visit the Alamos website at https://www.alamosgold.com/operations/development-projects/lynn-lake-canada/default.aspx

For more information on the Montanore project, please visit Hecla’s website at www.hecla-mining.com

For more information on the Lynn Lake (Nickel) project, please visit Corazon’s website at https://corazon.com.au/projects/canada/lynn-lake/

For more information on the Kenbridge project, please visit Tartisan Nickel Corp.’s website at https://tartisannickel.com/portfolio_page/kenbridge/